SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

sgandhi@sidley.com +1 212 839 5684	FOUNDED 1866

June 6, 2017

FILED VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-218163

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), set forth below is the response of the Registrant to respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that was orally conveyed to the undersigned on June 5, 2017 in connection with Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”) filed by the Registrant on June 5, 2017. The Staff requested that the Registrant provide the Staff with its materiality analysis which supports the Registrant’s conclusion that the errors relating to uncorrected misstatements discovered for the interim periods ending March 31, 2017 and 2016, and the annual periods ending December 31, 2016, 2015 and 2014 were not, individually or in the aggregate, material to the Registrant’s results as previously reported.

In determining whether all identified uncorrected misstatements were material for the interim periods ending March 31, 2017 and 2016, and the annual periods ending December 31, 2016, 2015 and 2014, management of the Registrant considered the quantitative and qualitative factors set forth in Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”). Additionally, management considered SAB No. 108, “Considering the effects of prior year misstatements when quantifying misstatements in the current year financial statements” (“SAB 108”) which requires that uncorrected misstatements be evaluated under both the rollover method and the iron curtain method.

Management has concluded, from both a quantitative and qualitative perspective, that the financial statements, as prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), as reported, fairly present the Registrant’s consolidated financial position, results of its operations, and cash flows in all material respects as of and for the interim periods ending March 31, 2017 and 2016 and the annual periods ending December 31, 2016, 2015 and 2014.

Quantitative Analysis

The individual uncorrected misstatements were aggregated in the table below and evaluated under both the rollover and iron curtain methods. The tables below provide the quantitative analysis of the aggregate impact of identified uncorrected misstatements on pre-tax operating income, and also for each significant consolidated financial statement category (e.g., assets, liabilities, equity, various income statement subtotals, comprehensive income statement subtotals and cash flow activities). For analysis purposes, management assumes at a preliminary level that a deviation of less than 5% of the appropriate base in the table below is unlikely to be material on a quantitative basis. For any deviation that is 5% or greater, an assessment of other quantitative factors is provided to determine if the deviation is considered quantitatively material to the financial statements. Following all quantitative analysis, the Registrant has documented its assessment of qualitative considerations relevant to its analysis for all periods.

The tables below show the overall impact to each key financial metric if all identified uncorrected misstatements had been properly recorded in the financial statements for each period presented:

March 31, 2017	Rollover Method				Iron Curtain Method
	As Reported	Under (Over)	As Adjusted	Under (Over) %	Under (Over)	As Adjusted	Under (Over) %
Balance Sheet:
Assets	$89,220	$(27)	$89,193	—%	$(27)	$89,193	—%
Liabilities	81,623	9	81,632	—%	9	81,632	—%
Total Equity	7,597	(36)	7,561	(0.5)%	(36)	7,561	(0.5)%
Income Statement:
Pre-tax Income (loss)	395	11	406	2.8%	(39)	356	(9.9)%	A
Net Income (loss) available to AHL shareholders	373	11	384	2.9%	(36)	337	(9.7)%	A
Comprehensive Income:
Other comprehensive income (loss), before tax	417	—	417	—%	—	417	—%
Other comprehensive income (loss), after tax	306	—	306	—%	—	306	—%
Comprehensive income (loss) available to AHL shareholders	679	11	690	1.6%	(36)	643	(5.3)%	A
Cash Flow Statement:
Operating activities	429	—	429	—%	—	429	—%
Investing activities	(1,140)	(4)	(1,144)	0.4%	(4)	(1,144)	0.4%
Financing activities	813	4	817	0.5%	4	817	0.5%
Non-GAAP Metrics:
Pre-tax Operating Income (loss)	266	8	274	3.0%	(39)	227	(14.7)%	A
Operating return on equity, ex AOCI	15.3%	0.6%	15.9%	3.9%

A - Although pre-tax income, net income available to Athene Holding Ltd.’s (“AHL”) shareholders, and pre-tax operating income are each misstated under the iron curtain method by more than the Registrant’s 5% threshold (misstatements of $39 million, $36 million, and $39 million, respectively), the Registrant’s internal forecast of pre-tax income for the year ended December 31, 2017 supports a materiality threshold that is greater than the aforementioned misstatements.

The Registrant also considered the qualitative implications of these misstatements per the qualitative analysis below to determine if these percentages perhaps mitigate or exacerbate the quantitative impacts of the unadjusted errors. As noted below, management has concluded that no qualitative aspects of these adjustments render them material to the users of the Registrant’s financial statements.

In addition, the Registrant believes the qualitative considerations as to trends in earnings, impact on regulatory or loan covenant compliance lead to a conclusion that the qualitative aspects of the pre-tax income or net income available to AHL shareholders outweigh the fact that the quantitative misstatement was in excess of 5%.

March 31, 2016	Rollover Method
	As Reported	Under (Over)	As Adjusted	Under (Over) %
Income Statement:
Pre-tax Income (loss)	88	(3)	85	(3.4)%
Net Income (loss) available to AHL shareholders	87	(2)	85	(2.3)%
Comprehensive Income:
Other comprehensive income (loss), before tax	283	—	283	—%
Other comprehensive income (loss), after tax	185	—	185	—%
Comprehensive income (loss) available to AHL shareholders	272	(2)	270	(0.7)%
Cash Flow Statement:
Operating activities	388	—	388	—%
Investing activities	115	—	115	—%
Financing activities	(496)	—	(496)	—%
Non-GAAP Metrics:
Pre-tax Operating Income (loss)	162	(1)	161	(0.6)%
Operating return on equity, ex AOCI	10.8%	—%	10.8%	—%

December 31, 2016	Rollover Method				Iron Curtain Method
	As Reported	Under (Over)	As Adjusted	Under (Over) %	Under (Over)	As Adjusted	Under (Over) %
Balance Sheet:
Assets	$86,720	$(21)	$86,699	—%	$(21)	$86,699	—%
Liabilities	79,814	26	79,840	—%	26	79,840	—%
Total Equity	6,906	(47)	6,859	(0.7)%	(47)	6,859	(0.7)%
Income Statement:
Pre-tax Income (loss)	753	(37)	716	(4.9)%	(50)	703	(6.6)%	B
Net Income (loss) available to AHL shareholders	805	(37)	768	(4.6)%	(47)	758	(5.8)%	B
Comprehensive Income:
Other comprehensive income (loss), before tax	863	—	863	—%	—	863	—%
Other comprehensive income (loss), after tax	604	—	604	—%	—	604	—%
Comprehensive income (loss) available to AHL shareholders	1,409	(37)	1,372	(2.6)%	(47)	1,362	(3.3)%
Cash Flow Statement:
Operating activities	1,199	—	1,199	—%	—	1,199	—%
Investing activities	(2,602)	—	(2,602)	—%	—	(2,602)	—%
Financing activities	1,155	—	1,155	—%	—	1,155	—%
Non-GAAP Metrics:
Pre-tax Operating Income (loss)	710	(32)	678	(4.5)%	(47)	663	(6.6)%	B
Operating return on equity, ex AOCI	12.5%	(0.4)%	12.1%	(3.2)%

B - Pre-tax income, net income available to AHL shareholders, and pre-tax operating income are each misstated under the iron curtain method by slightly more than the Registrant’s 5% threshold but well within what management believes to be a reasonable range.

Because these misstatements are only slightly more than 5%, management believes that it is unlikely that they would materially impact the reader’s conclusions about the financial position or financial results of the Registrant. However, the Registrant also considered the qualitative implications of these misstatements per the qualitative analysis below to determine whether these percentages would mitigate or exacerbate the quantitative impacts of the errors. As noted below, management has concluded that no qualitative aspects of these adjustments render them material to the readers of the Registrant’s financial statements.

In addition, management believes the qualitative considerations as to trends in earnings and minimal impact on regulatory or loan covenant compliance lead to a conclusion that the qualitative aspects of the pre-tax income or net income available to AHL shareholders outweigh the fact that the quantitative misstatement was slightly in excess of 5%.

December 31, 2015	Rollover Method				Iron Curtain Method
	As Reported	Under (Over)	As Adjusted	Under (Over) %	Under (Over)	As Adjusted	Under (Over) %

Balance Sheet:
Assets	$80,854	$(8)	$80,846	—%	$(8)	$80,846	—%
Liabilities	75,491	2	75,493	—%	2	75,493	—%
Total Equity	5,363	(10)	5,353	(0.2)%	(10)	5,353	(0.2)%
Income Statement:
Pre-tax Income (loss)	592	(2)	590	(0.3)%	(13)	579	(2.2)%
Net Income (loss) available to AHL shareholders	562	—	562	—%	(10)	552	(1.8)%
Comprehensive Income:
Other comprehensive income (loss), before tax	(1,305)	—	(1,305)	—%	—	(1,305)	—%
Other comprehensive income (loss), after tax	(881)	—	(881)	—%	—	(881)	—%
Comprehensive income (loss) available to AHL shareholders	(319)	—	(319)	—%	(10)	(329)	3.1%
Cash Flow Statement:
Operating activities	1,049	—	1,049	—%	—	1,049	—%
Investing activities	(52)	—	(52)	—%	—	(52)	—%
Financing activities	(911)	(33)	(944)	3.6%	(33)	(944)	3.6%
Non-GAAP Metrics:
Pre-tax Operating Income (loss)	784	(4)	780	(0.5)%	(15)	769	(1.9)%
Operating return on equity, ex AOCI	15.6%	—%	15.6%	—%

December 31, 2014	Rollover Method				Iron Curtain Method
	As Reported	Under (Over)	As Adjusted	Under (Over) %	Under (Over)	As Adjusted	Under (Over) %
Income Statement:
Pre-tax Income (loss)	532	(8)	524	(1.5)%	(11)	521	(2.1)%
Net Income (loss) available to AHL shareholders	463	(7)	456	(1.5)%	(10)	453	(2.2)%
Comprehensive Income:
Other comprehensive income (loss), before tax	891	—	891	—%	—	891	—%
Other comprehensive income (loss), after tax	574	—	574	—%	—	574	—%
Comprehensive income (loss) available to AHL shareholders	1,037	(7)	1,030	(0.7)%	(10)	1,027	(1.0)%
Cash Flow Statement:
Operating activities	599	—	599	—%	—	599	—%
Investing activities	1,332	—	1,332	—%	—	1,332	—%
Financing activities	(2,328)	33	(2,295)	(1.4)%	33	(2,295)	(1.4)%
Non-GAAP Metrics:
Pre-tax Operating Income (loss)	823	(9)	814	(1.1)%	(11)	812	(1.3)%
Operating return on equity, ex AOCI	24.0%	(0.2)%	23.8%	(0.8)%

Additionally, management also reviewed the uncorrected misstatements for impacts on individual financial statement line items and determined that the misstatements, in aggregate, would not mislead the readers of the financial statements since the misstatements are not more than overall materiality (5% of pre-tax income) or greater than 5% of the individual financial statement line item.

Qualitative Analysis

In addition to the quantitative analysis above, the Registrant also considered qualitative factors in assessing materiality of the aggregate impacts of the uncorrected misstatements on the financial statements. The analysis applies the qualitative considerations identified in SAB 99 as follows:

a.	Did the misstatement arise from an item capable of precise measurement or did it arise from an estimate and, if from an estimate, the degree of imprecision inherent in the estimate?

The majority of misstatements identified related to precise errors in data inputs used in actuarial models. However, given the inherent imprecision of the overall estimate and that there is less sensitivity to small changes in these balances, management believes that they would be considered immaterial to readers of the Registrant’s financial statements.

b.	Did the misstatement mask a change in earnings or other trends?

The magnitude of the identified misstatements do not change or mask the Registrant’s trend in earnings.

c.	Did the misstatement hide a failure to meet analysts’ consensus expectations for the Registrant?

No. The impact of the misstatements for 2017 is that the Registrant understated its pre-tax earnings due to the out-of-period impacts of recording adjustments in 2017 that relate to prior periods. The impact of the misstatements for interim and annual periods in 2016 and prior is an overstatement of pre-tax earnings due to the out-of-period impacts of recording adjustments in both 2017 that related to 2016 and prior periods. However, management does not believe these misstatements hide any failure to meet analyst expectations, as the Registrant still would have exceeded analysts’ consensus expectations had it not made the adjustments. Additionally, the impact of the misstatements to both basic and diluted earnings per share for all classes of stock resulted in less than a 5% misstatement for the interim periods ending March 31, 2017 and 2016 and the annual periods ending in December 31, 2016, 2015, and 2014.

d.	Did the misstatement change a loss into income or vice versa?

The misstatements did not change a loss to income or vice versa.

e.	Did the misstatement impact a segment or other portion of the Registrant’s business identified as playing a significant role in the Registrant’s operations or profitability?

The misstatements primarily impact the Registrant’s only reportable segment (Retirement Services), but would not change the analysis of the Registrant’s overall business.

f.	Did the misstatement affect the Registrant’s compliance with regulatory requirements?

The misstatements have no material effect on compliance with regulatory requirements. The Registrant’s regulatory requirements relate to statutory requirements for its insurance subsidiaries. The GAAP adjustments addressed herein do not materially affect statutory reporting.

g.	Did the misstatement affect the Registrant’s compliance with loan covenants or other contractual requirements?

None of the misstatements which had a negative impact on the Registrant’s financial condition were significant enough to impact management’s assessment of the Registrant’s compliance with the covenants contained in the instruments governing the Registrant’s indebtedness.

h.	Did the misstatement have the effect of increasing management’s compensation (e.g., by satisfying requirements for the award of bonus or other forms of incentive compensation)?

If the misstatements had been known prior to the bonus payout calculation for the most recently completed fiscal year, the impact to the total annual 2016 bonus payout would have been less than 3.5% in the aggregate and, in the view of management, not significant enough to any individual to warrant further qualitative consideration. In addition, compensation also incorporates other factors not related to reported results.

i.	Did the misstatement involve concealment of an unlawful transaction?

The misstatements were each a result of inadvertent errors and there is no indication that any of these items were a result of fraud, illegal acts, or violations of contracts or conflicts of interest.

Individual Misstatement Analysis

Management reviewed the uncorrected misstatements to assess the impacts of each uncorrected misstatement, on a quantitative and a qualitative basis (using the qualitative considerations discussed above), to determine whether any of the misstatements were individually material to the Registrant’s financial statements prepared in accordance with GAAP. Based on management’s review of each uncorrected misstatement, it was determined that no uncorrected misstatement, on its own, was material to the financial statements.

*    *    *

Based on the analysis described above, the Registrant and its audit committee determined that it did not need to restate the prior periods by amending the previously filed financial statements for such periods. As disclosed in the Registration Statement, the Registrant plans to revise its quarterly and annual financial statements for the quarterly periods ended March 31, 2017 and 2016 and the annual periods ended December 31, 2016, 2015 and 2014 that were previously filed to correct these errors and effect other adjustments that collectively are immaterial and expects to file these revised financial statements by not later than the end of the second quarter of 2017.

Should you wish to discuss the Registrant’s response, please do not hesitate to contact me at (212) 839-5684 (direct).

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

Cc:	Joe McCann (SEC)

Erin Jaskot (SEC)

Jeff Gabor (SEC)

James R. Belardi (Athene Holding Ltd.)

Martin P. Klein (Athene Holding Ltd.)

William Eckert (Athene Holding Ltd.)

John Golden (Athene Holding Ltd.)

Perry J. Shwachman (Sidley Austin LLP)